News Release

BROOKFIELD ANNOUNCES INTENTION TO REDEEM
ITS 8.35% PREFERRED SECURITIES

Toronto, November 16, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) announced today that it intends to redeem its 8.35% Preferred Securities (“Securities”) on January 2, 2007 for C$25.00 per Security plus accrued interest of C$0.01144, representing a total Redemption Price of C$25.01144 per Security.

There are currently 5,000,000 outstanding 8.35% Preferred Securities, which are listed on the TSX under the symbol BAM.PR.S. All of these Securities are held beneficially through the Canadian Depositary for Securities (“CDS & Co.”).

Notice of Redemption has been sent to CDS & Co. Payment of the Redemption Price will be made to all beneficial holders of the Securities on or after January 2, 2007 through the facilities of CDS & Co.

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Brookfield Asset Management Inc. (NYSE/TSX: BAM), focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s website at www.brookfield.com.

Contact:
Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management Inc.
Tel: 416-369-8246 Email: kvyse@brookfield.com

NOTE: This press release contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the Securities Exchange Commission (SEC) or in other communications. The words “intends” and “will” are predictions of or indicate future events, trends or prospects and identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated outcome of the preferred share redemption expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual outcome to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual outcome of the redemption to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions; the behavior of financial markets including fluctuations in interest and exchange rates; and other risks and factors detailed from time to time in the company’s Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.
We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwis